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                         August 8, 2023

       Stephen Brown
       Chief Financial Officer
       NanoVibronix, Inc.
       525 Executive Boulevard
       Elmsford, NY 10523

                                                        Re: NanoVibronix, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 1,
2023
                                                            File No. 333-273574

       Dear Stephen Brown:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Jayun Koo, Esq.